Earnings Release August 13, 2024

Exhibit 99.2
James Hardie Delivers On First Quarter Results and
Reaffirms Fiscal Year 2025 Guidance

Achieves First Quarter Guidance, with Adjusted Net Income of $178 million
Record First Quarter Adjusted EBITDA of $286 million
Adjusted EBITDA Margin of 28.8%
Average Net Sales Price Growth Across All Regions
North America First Quarter Net Sales Growth of +5% with EBIT Margin of 31.2%

James Hardie Industries plc (ASX / NYSE: JHX) ("James Hardie" or the "Company"), a leader in providing high performance, low maintenance building products and solutions, and a company inspiring how communities design build and grow, today announced results for its first quarter ending June 30, 2024. Speaking to the results, James Hardie CEO Aaron Erter said, “We achieved a solid start to our fiscal year, enabled by our teams' focus on safely delivering the highest quality products, solutions and services to our customers. We are executing on our strategy, delivering on our commitments and managing decisively as we continue to scale the organization and invest to profitably grow our business.”

Mr. Erter continued, “I am confident in our ability to deliver on our strong value proposition, which garners even greater appreciation from our customers in a challenging market environment. Our solid first quarter results, coupled with our continued execution against our strategic priorities underpins our confidence in reaffirming our full year guidance."

First Quarter Highlights (Q1 FY25 vs. Q1 FY24)
•Net Sales of $992 million, up +4%
•Adjusted EBIT of $236 million, up +1% with Adjusted EBIT margin of 23.8%, down -70bps
•Adjusted EBITDA of $286 million, up +2% with Adjusted EBITDA margin of 28.8%, down -40bps
•Adjusted Net Income of $178 million, up +2%
•Adjusted Diluted EPS of $0.41, up +4%

James Hardie Chief Financial Officer, Rachel Wilson, said, “Our robust liquidity position and low leverage underscore the strength and flexibility of our financial position. We have nearly $1 billion of total liquidity despite investing $130 million in capital expenditures in Q1 and continuing to execute on our share repurchase program. Our leverage ratio improved in the quarter to 0.66x, the fifteenth straight quarter at or below 1.0x leverage."

Earnings Release: James Hardie - First Quarter Ended June 30, 2024	1

Earnings Release August 13, 2024

Ms. Wilson continued, "Our strong margins lead to the generation of sustainable cash flow. This gives us flexibility to not only support our long-term growth aspirations, but also to enhance shareholder returns through further repurchases and the consideration of inorganic growth. Any potential inorganic growth opportunity would need to demonstrate an ability to accelerate our current strategy, enhance our value proposition to our customers, while adding long-term, financial value."

Market Outlook and Guidance
Speaking to the company's market outlook and financial guidance, Mr. Erter said, “I am proud of our teams for adapting to the challenging environment, delivering on our first quarter commitments and managing decisively to find opportunities to be more efficient as we prioritize our investments in scale and future growth."
Mr. Erter continued, "We continue to expect the North American market for exterior products to be down low to mid-single digits over the course of our fiscal year, and now anticipate that the market backdrop will be particularly challenging during our fiscal second quarter. However, despite these headwinds, we remain well-positioned to achieve full year results within the ranges we provided at the beginning of the year, and our teams are working relentlessly to leverage our strong value proposition to sustain our leading position in the industry and accelerate our outperformance as markets transition to recovery."
Q2 FY25 Guidance
•North American volumes to be in the range of 705 million to 735 million standard feet
•North American EBIT margin to be in the range of 27.5% to 29.5%
•Adjusted Net Income to be in the range of $135 million to $155 million
Full Year FY25 Guidance
•North American Volumes: 2.95 to 3.15 billion standard feet (unchanged)
•North American EBIT Margin: 29% to 31% (unchanged)
•Adjusted Net Income: $630 million to $700 million (unchanged)
•Capital Expenditures: $500 million to $550 million (unchanged)

Note: Total Adjusted Net income guidance for the full year FY25 assumes $25 million to $29 million of adjusted net interest expense and a 23.0% to 24.5% adjusted effective tax rate.

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Earnings Release August 13, 2024

Segment Results and Capital Resources
First Quarter Segment Results (Q1 FY25 vs. Q1 FY24)
North America Fiber Cement
Net sales increased +5% to $729 million, primarily due to a higher average net sales price. Volumes of exterior products increased low single-digits. EBIT margin decreased -10 basis points to 31.2%, in line with our guidance, as the benefits of a higher average net sales price and savings from HOS initiatives were more than offset by unfavorable labor, freight, cement and start-up costs as well as asset impairment charges related to manufacturing equipment, and higher depreciation expense. Excluding depreciation and amortization expense, which rose +10% to $36 million, EBITDA grew +5% to $263 million with EBITDA margin of 36.1%, an increase of +10 basis points attributable to the above drivers of EBIT margin, excluding the increase in depreciation.

Asia Pacific Fiber Cement
Net sales decreased -2% in Australian dollars, due to a -9% decrease in volumes, partially offset by a +7% higher average net sales price. Lower volumes were primarily driven by weak market demand in Australia. EBIT margin decreased -270 basis points to 30.4%, as the benefit of a higher average net sales price from favorable price and mix was more than offset by lower volumes, wage inflation, sales headcount and higher depreciation. Excluding depreciation and amortization expense, which rose +17% to $5 million, EBITDA declined -9% to $46 million with EBITDA margin of 34.0%, a decrease of -210 basis points attributable to the above drivers of EBIT margin, excluding the increase in depreciation.

Europe Building Products
Net sales increased +8% in Euros, with sales growth in both Fiber Gypsum and Fiber Cement products, and high single-digit growth in high-value products. The increase in net sales was primarily attributable to +7% higher volumes and +3% higher average net sales price due to geographic mix. EBIT margin decreased -20 basis points to 9.6% as the benefits of volume leverage were more than offset by higher freight and paper costs. Excluding depreciation and amortization expense, which rose +7% to $7 million, EBITDA grew +5% to $20 million with EBITDA margin of 15.5%, a decrease of -20 basis points attributable to the above drivers of EBIT margin.

Capital Resources
Operating cash flow totaled $185 million for first quarter, driven by net income, adjusted for non-cash items of $268 million, offset by higher inventory balances as well as the impact of certain cash payments. Capital expenditures were $130 million, including $66 million related to capacity expansion.
The Company repurchased 2.4 million shares of its common stock in the quarter at an average price of $31.42 per for a total of $75 million. In June, the Company's Board of Directors authorized a $50 million increase to the existing share repurchase program, to $300 million. The Company has repurchased $225 million of James Hardie common stock as part of this program, and has $75 million of capacity remaining.

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Earnings Release August 13, 2024

Key Financial Information

	Q1 FY25	Q1 FY24	Change	Q1 FY25	Q1 FY24	Change

Group	(US$ millions)
Net Sales	991.9	954.3	4%
EBIT	235.4	233.9	1%
Adjusted EBIT	236.0	234.2	1%
EBIT Margin (%)	23.7	24.5	(0.8 pts)
Adjusted EBIT Margin (%)	23.8	24.5	(0.7 pts)
Adjusted EBITDA	285.8	279.1	2%
Adjusted EBITDA Margin (%)	28.8	29.2	(0.4 pts)
Net Income	155.3	157.8	(2%)
Adjusted Net Income	177.6	174.5	2%
Diluted EPS - US$ per share	0.36	0.36	—%
Adjusted Diluted EPS - US$ per share	0.41	0.39	4%
Operating Cash Flow	185.1	252.3	(27%)

North America Fiber Cement	(US$ millions)
Net Sales	729.3	694.8	5%
EBIT	227.3	217.6	4%
EBIT Margin (%)	31.2	31.3	(0.1 pts)
EBITDA	263.4	250.3	5%
EBITDA Margin (%)	36.1	36.0	0.1 pts

Asia Pacific Fiber Cement	(US$ millions)			(A$ millions)
Net Sales	135.3	140.1	(3%)	205.3	209.7	(2%)
EBIT	41.2	46.5	(11%)	62.5	69.5	(10%)
EBIT Margin (%)	30.4	33.1	(2.7 pts)	30.4	33.1	(2.7 pts)
EBITDA	46.0	50.6	(9%)	69.7	75.6	(8%)
EBITDA Margin (%)	34.0	36.1	(2.1 pts)	34.0	36.1	(2.1 pts)

Europe Building Products	(US$ millions)			(€ millions)
Net Sales	127.3	119.4	7%	118.2	109.7	8%
EBIT	12.2	11.8	3%	11.4	10.8	6%
EBIT Margin (%)	9.6	9.8	(0.2 pts)	9.6	9.8	(0.2 pts)
EBITDA	19.7	18.8	5%	18.3	17.2	6%
EBITDA Margin (%)	15.5	15.7	(0.2 pts)	15.5	15.7	(0.2 pts)

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Earnings Release August 13, 2024

Further Information
Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the first quarter ended June 30, 2024 for additional information regarding the Company’s results.
All comparisons made are vs. the comparable period in the prior fiscal year and amounts presented are in US dollars, unless otherwise noted.

Conference Call Details
James Hardie will hold a conference call to discuss results and outlook Tuesday, August 13, 2024 at 8:30am AEST (Monday, August 12, 2024 at 6:30pm EST). Participants may register for a live webcast and access a replay following the event of the event on the Investor Relations section of the Company’s website (ir.jameshardie.com).

About James Hardie
James Hardie Industries plc is the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions. We market our fiber cement products and systems under the Hardie™ brand, such as Hardie® Plank, Hardie® Panel, Hardie® Trim, Hardie® Backer, Hardie® Artisan Siding, Hardie™ Architectural Collection, and other brand names such as Cemboard®, Prevail®, Scyon®, Linea® and Hardie™ Oblique™ cladding. We are also a market leader in the European premium timber frame and dry lining business, especially in Germany, Switzerland and Denmark. We market our fiber gypsum and cement-bonded boards under the fermacell® brand and our fire-protection boards under the AESTUVER® brand.
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Investor and Media Contact
Joe Ahlersmeyer, CFA
Vice President, Investor Relations
+1 773-970-1213
investors@jameshardie.com

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Earnings Release August 13, 2024

Cautionary Note and Use of Non-GAAP Measures
This Earnings Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted Net Income, Adjusted EBIT, Adjusted EBITDA and Adjusted Diluted EPS. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods. For additional information regarding the non-GAAP financial measures presented in this Earnings Release, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures” included in the Company’s Earnings Presentation for the first quarter ended June 30, 2024.
In addition, this Earnings Release includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as EBIT and EBIT margin. Since the Company prepares its Condensed Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross- reference from the non-GAAP financial measure used in this Earnings Release to the equivalent GAAP financial measure used in the Company's Condensed Consolidated Financial Statements. See the section titled “Non-GAAP Financial Measures” included in the Company’s Earnings Presentation for the first quarter ended June 30, 2024.
This Earnings Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Earnings Release except as required by law.
This earnings release has been authorized by the James Hardie Board of Directors.

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